United States Cellular Corporation

8410 West Bryn Mawr Avenue

Chicago, IL  60631

773-399-8900

Fax:  773-399-8959

VIA EDGAR

May 3, 2013

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:          United States Cellular Corporation

                Form 10-K for the Year ended December 31, 2012

                Filed February 26, 2013

File no. 1-9712

Dear Mr. Spirgel:

This letter responds to your letter dated April 5, 2013, to Steven T. Campbell, Executive Vice President-Finance, Chief Financial Officer and Treasurer, of United States Cellular Corporation (“USM” or “Company”), regarding the Securities and Exchange Commission (“SEC” or “Commission”) Staff’s comments on the above-referenced filings. The Staff’s comments are repeated below and are marked by number to correspond to the comment letter.  References to page numbers below are those in the applicable documents as filed.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 13- Financial Reports Contents

Cash Flows from Operating Activities, page 16

Comment 1:

We note your statement that Adjusted OIBDA may also be commonly referred to by management as operating cash flows since it highlights key cash and non-cash items and their impacts on cash flows from operating activities.  Since it appears that you use Adjusted OIBDA as a liquidity measure, please revise to reconcile it to the most comparable GAAP measure which is cash flows from operating activities.

Response 1:

Adjusted OIBDA is used by management as a measure of profitability.  Although we had also used this measure in the past to help explain changes in cash flows from operating activities in our Forms 10-K and 10-Q, in future filings, we will remove the reference and analysis of Adjusted OIBDA from our discussion of “Cash flows from operating activities” in the “Financial Resources” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as we do not intend Adjusted OIBDA to represent a liquidity measure.  We will separately discuss the cash flow impacts of net income and non-cash adjustments to net income.

Goodwill, page 23

Comment 2:

Tell us your significant assumptions underlying the cash flows arising from the monetization of the assets that you retained in the Divestiture Markets and the resultant impact on the valuation of the Central Region reporting unit.

Response 2:

The valuation of the Central Region reporting unit was prepared consistent with prior periods using market participant assumptions.  It did not include any incremental cash flows from the potential monetization of any of the assets retained in the Divestiture Markets.

Note 7 Acquisitions, Divestitures and Exchanges, page 55

Comment 3:

Tell us how you plan to account for the gain from the “Divestiture Transaction” with Sprint.

Response 3:

The gain on sale of assets included in the Divestiture Transaction with Sprint will be reflected in operating income as “Gain on sale of business and other exit costs.”  The gain will be calculated as proceeds received for the sold assets less net assets disposed less transaction costs.  As noted in the title of the caption, this financial statement caption will also include exit costs the Company incurs which are a direct result of the Divestiture Transaction.

Proceeds will include the $480 million of cash due upon closing as well as the up to $200 million of reimbursements Sprint will pay USM to decommission the Company’s network in the Divestiture Markets.  The $480 million of proceeds will be recorded upon closing.  The timing of recognition of the up to $200 million of reimbursement proceeds is discussed in more detail below.

Net assets to be disposed include approximately $73 million of goodwill, approximately $140 million of wireless spectrum licenses and approximately $20 million of customer-related liabilities to be assumed by Sprint. Transaction costs of approximately $3 - $5 million will be recognized as incurred.

Exit costs include:

•       Severance, retention and outplacement costs related to retail store and other support employees in the Divestiture Markets of approximately $15 - $25 million. A majority of the severance and outplacement benefits were considered contractual in nature given the Company’s published severance policy and historical practices.  As such, in accordance with ASC 712, the severance costs related to these employees were recognized in the fourth quarter of 2012 when the Purchase and Sale Agreement was entered into with Sprint since those benefits were deemed probable and reasonably estimable at that time.  The retention benefits are payable contingent upon the employees continued service.  Therefore, in accordance with ASC 420-10, the cost of these retention benefits  are being recognized ratably over the expected future service period.

•       The write-off of approximately $11 million of long-lived assets under construction in the Divestiture Markets for cell site projects that will no longer be completed and are not otherwise recoverable.  These costs were recognized in the fourth quarter of 2012 since the projects were abandoned at that time.

•       Cost to terminate agreements with agents in the Divestiture Markets of approximately $3 - $7 million which consist primarily of the agents’ costs to terminate their retail leases.These costs will be recognized when the Company terminates the contracts in accordance with the contract terms or otherwise negotiates terminations with the respective agents.

•       Retail lease termination costs of approximately $10 - $15 million for retail stores in the Divestiture Markets that will be closed.  For those leases which will be contractually terminated, the Company will recognize a liability and expense when the lease is terminated in accordance with the contract terms, when the Company otherwise negotiates a termination with the landlord or the cease-use date, whichever is sooner.  For leases which will not be contractually terminated, the Company will recognize a liability and expense equal to the costs that will continue to be incurred for the remaining lease term without economic benefit to the Company at the cease-use date of the leased property.

•       The costs to decommission the Company’s network in the Divestiture Markets of approximately $150 - $200 million. These expenses include costs for the early termination of cell site leases (estimated to be $85 - $95 million), the early termination of phone line leases used to transport voice and data calls from the cell sites to the Company’s switches (estimated to be $20 - $50 million), the severance of certain engineering personnel (estimated to be $3 million) and the remediation of leased cell sites (estimated to be $45 - $50 million).  Remediation of leased cell site costs include the costs to remove equipment from towers, costs to remove shelters and other equipment at the base of the towers and costs to restore leased property to its original state such as removal of foundations, fencing, etc.

These costs associated with decommissioning the network assets will be recognized by the Company in accordance with the applicable accounting literature.  For those leases which will be contractually terminated, the Company will recognize a liability and expense when the lease is terminated in accordance with the contract terms, when the Company otherwise negotiates a termination with the landlord or the cease-use date, whichever is sooner.  For leases which will not be contractually terminated, the Company will recognize a liability and expense equal to the costs that will continue to be incurred for the remaining lease term without economic benefit to the Company at the cease-use date of the leased property. The cell site remediation costs have been recorded as part of the Company’s Asset Retirement Obligation (“ARO”).  The ARO’s related to the decommissioned cell sites have already been recognized in the Company’s historical balance sheets and the amounts recorded were adjusted upon entering into the Purchase and Sale Agreement in 2012 based on revisions to the estimated timing of settlement as a result of the divestiture transaction.  These ARO’s are accreting to the estimated settlement amount up until the expected settlement date in 2014.  The accretion related to these ARO’s is being recorded in the Statement of Operations as a component of “Depreciation, amortization and accretion.” The employee severance was recognized in the fourth quarter of 2012 as per the discussion above.

With respect to the timing  of recognition of the up to $200 million reimbursement of these decommissioning costs by Sprint, although Sprint acquired the wireless radio spectrum licenses and customer relationships in these markets, it did not acquire the related network assets or workforce.  Rather, a Transition Services Agreement will be entered into upon closing under which the Company will agree to run the Company’s network in the Divestiture Markets on behalf of Sprint to service the acquired customers for a period of up to 24 months.  Sprint will pay the Company its actual cost to operate its network during this transition period.  During this time, Sprint intends to modify its own network to accommodate the wireless radio spectrum it is acquiring from USM.

Sprint will inform the Company when the network being operated under the Transition Services Agreement is no longer necessary. At that time, USM will be required under the terms of the Purchase and Sale Agreement to decommission the network.  This decommissioning effectively prevents USM from selling the in-place network assets to other competitors in these markets.

The Company’s view is that the reimbursement proceeds will represent a gain contingency at the time the transaction closes in 2013 and would not be recognized until the costs are incurred and they are deemed collectible (currently estimated to be in 2014) at which point the reimbursements would be deemed to be realizable.  This view is consistent with ASC 450 which defines a contingency as “An existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur.”  ASC 450-30 states that “A contingency that might result in a gain should not be reflected in the financial statements because to do so might be to recognize revenue before its realization.”

The future amounts to be received for reimbursement of the decommissioning expenses are contingent upon the Company taking further actions to actually decommission its network.  Therefore, such expected future receipts from Sprint will not be realizable until the Company has incurred such costs and they are deemed collectible, regardless of USM’s expectations as to the probability of incurring such costs.  Specifically, the Company will recognize the gain only after the reimbursable costs are incurred.

Further supporting the Company’s view is that the requirement to decommission the network could be viewed as a separate deliverable under the Purchase and Sale Agreement.  This deliverable would be considered a performance obligation and the reimbursement associated with this obligation would be recognized into income over the performance period expected to be in 2014.

The Company recognizes an alternative view would be that all transaction proceeds, the $480 million due upon closing and any expected future reimbursements for which the Company has determined were realizable at the closing date, be recognized at closing in 2013.  Under this view, the contingencies related to the Company’s incurrence of such expenses would not be considered substantive since incurrence of these costs is completely within the Company’s control and the Company does not envision a likely scenario where it would not incur such costs (and in fact are contractually obligated to USM under the Purchase and Sale Agreement).  For instance, if a decommissioning activity had a sufficiently high likelihood of occurring (such as a lease termination) and the amount of the costs and related reimbursements were reasonably estimable and considered collectible, the Company would record the reasonably estimable proceeds and a receivable upon closing of the sale of the business in 2013 regardless of when the costs were to be incurred.  These estimated proceeds recorded at closing would be updated each quarter thereafter based on the best information available.  The related decommissioning costs would be expensed as incurred.

This view is analogous to the contingent consideration concepts in ASC 805, albeit from the seller’s perspective rather than the buyer’s perspective, and the discussion that took place around EITF Issue No. 09-04, Seller Accounting for Contingent Consideration.

A similar scenario to this alternative view might be found when funds are placed in escrow and the seller’s receipt of such funds is dependent upon the seller’s satisfaction of general representations and warranties.  As the seller usually has insight into whether the representations and warranties in connection with the sale are valid, such amounts are usually recorded as additional sales proceeds at the sale date even though the seller does not have access to such funds.

Under both alternatives, the Company will recognize the reimbursement proceeds received from Sprint in its Consolidated Statement of Operations as a component of “Gain/loss on sale of business and other exit costs.”  Other than the accretion of the ARO discussed above, the related costs also will be recorded in this category.

The difference between the alternative views is merely a matter of timing of recognition of the reimbursement proceeds.  Under the Company’s view, the proceeds would not be recognized until the costs were incurred which is currently estimated to be in 2014.  Under the alternative view, the proceeds would be recognized in 2013 when the transaction closes.  The Company believes its position is more conservative, as under that view the proceeds are not recognized until they are incurred/due.

Comment 4:

We further note that you allocated $72.9 million of goodwill to Assets Held for Sale.  Tell us your basis for the goodwill allocation.

Response 4:

ASC 350-20-40-2 states that “…when a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal.”  ASC 350-20-35 states that when part of a reporting unit is disposed of, “…the amount of goodwill to be included in that carrying amount shall be based on the relative fair value of the business to be disposed of and the portion of the reporting unit that will be retained.”

The Company considers the Divestiture Markets to be a business as defined by ASC 805 which represents a portion of the Central Region reporting unit.  As such, the goodwill allocated to the Assets Held for Sale was calculated as the fair value of the divested business (as determined by the expected transaction proceeds including the up to $200 million reimbursement proceeds) divided by the total fair value of the Central Region reporting unit (as determined by our annual impairment testing performed as of November 1, 2012) times the amount of goodwill allocated to the Central Region reporting unit.

Note 10 Property, Plant and Equipment, page 61

Comment 5:

Per certain statements that you made in your earnings call, you are continuing to expand assets to 4G LTE to more markets and plan to reach 87% of your customers by the end of the year.  Successful migration of more customers to 4G will enable you to reduce your investment in your legacy networks.  In this regard, you have introduced various incentives to move 3G customers to 4G to reduce your dependency on 3G.  Tell us how you evaluated the remaining life of your 3G network.

Response 5:

The 3G network carries both voice and data traffic.  At this point in time, the 4G network carries only data traffic.  Thus, even though the 4G network will cover 87% of our customers by year end, the 3G network is still required for voice traffic for our customers.  Technology known as Voice Over LTE (“VOLTE”) is being developed that ultimately will allow for voice traffic to be carried over the 4G network.  However, this technology is still in testing.  In addition, the 3G network will still be required to support roaming for other carriers and until we have converted all of our customers to 4G devices.  Our assessment at year end based on the expected timing of the full deployment of VOLTE and past experiences in phasing out older technology indicated that it would be ten years before the 3G network could be decommissioned.  Based on the 8-year useful life assigned to the 3G network assets, these assets will be fully depreciated by that time.  Therefore, we believe the assigned useful lives continue to be appropriate.

In connection with responding to the Staff’s comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s management has reviewed the above responses to the Staff’s comments with the Audit Committee of its Board of Directors.  If you have any questions, please contact me at (773) 399-4850 or Douglas D. Shuma, Chief Accounting Officer, at (773) 355-3400.

Sincerely,

United States Cellular Corporation

By:	/s/ Steven T. Campbell
Steven T. Campbell
Executive Vice President-Finance,
Chief Financial Officer and
Treasuer

cc:           Douglas D. Shuma